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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 13)

                              ---------------------

                                DANA CORPORATION
                            (Name of Subject Company)

                              ---------------------

                                DANA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

                              ---------------------

                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                  The purpose of this amendment is to amend and supplement Items
8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Dana Corporation, a Virginia corporation, on July 22, 2003, as thereafter amended, and to add an additional Exhibit and revise the Exhibit Index accordingly.

Item 8.           Additional Information to be Furnished.
                  --------------------------------------

The "Litigation" section of Item 8 is hereby amended by adding the following paragraphs to the end of such section:

                  On August 27, 2003, a consolidated and amended bill of complaint was filed against the Company in the Circuit Court for the City of Buena Vista, Virginia amending and consolidating the purported shareholder derivative actions originally filed by Adolph Feuerstein and Michael Martin against the Company on July 10, 2003 and July 11, 2003, respectively.

                  A copy of the consolidated and amended bill of complaint is attached hereto as Exhibit (a)(23) and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(23).


Item 9.           Exhibits.
                  --------

Exhibit No.           Description

      (a) (23) Consolidated and amended bill of complaint filed in the Circuit Court for the City of Buena Vista, Virginia.

      (a) (24)        Press release issued by Dana on September 8, 2003.








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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  DANA CORPORATION

                                                  By: /s/ Joseph M. Magliochetti
                                                     ---------------------------
                                                     Joseph M. Magliochetti
                                                     Chairman of the Board and
                                                     Chief Executive Officer

                                                     Dated:  September 9, 2003


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                                INDEX OF EXHIBITS

Exhibit No.           Description

      (a) (23) Consolidated and amended bill of complaint filed in the Circuit Court for the City of Buena Vista, Virginia.

      (a) (24)        Press release issued by Dana on September 8, 2003.

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